UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )

                                                                                                 SEVERN BANCORP, INC.

(Name of Issuer)

                                                                                                        Common Stock

(Title of Class of Securities)

                                                                                                            81811M100

(CUSIP Number)

                                                                                                December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

1.         Name of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).

                    Melvin E. Meekins, Jr.

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)

3.         SEC Use Only

4.            Citizenship or Place of Organization

            United States of America

5.            Sole Voting Power:                         See Item 4(c)(i)

Number of

Shares              6.            Shared Voting Power:                    See Item 4(c)(ii)

Beneficially

Owned by        7.            Sole Dispositive Power:                  See Item 4(c)(iii)

Each

Reporting         8.            Shared Dispositive Power:               See Item 4(c)(iv)

Person With

9.            Aggregate Amount Beneficially Owned by Each Reporting Person

                                          See Item 4(a)

10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            NONE

11.       Percent of Class Represented by Amount in Row (9)

            See Item 4(b)

12.       Type of Reporting Person (See Instructions)

                        IN

Item 1.            (a)            Severn Bancorp, Inc.

                        (b)            1919A West Street, Annapolis, Maryland 21401

Item 2.            (a)            Melvin E. Meekins, Jr.

                        (b)            1919A West Street, Annapolis, Maryland 21401

                        (c)            Maryland

                        (d)            Common

                        (e)            81811M100

Item 3.            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not Applicable

Item 4.             Ownership

	As of December 31, 2002	As of December 31, 2003	As of December 31, 2004 (7)
(a) Amount beneficially owned:	253,098(1)	263,441 (4)	519,202 (8)
(b) Percent of class:	6.1%	6.3%	6.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	89,098 (2)	90,341 (5)	184,202 (9)
(ii) Shared power to vote or direct the vote:	164,000 (3)	173,100 (6)	335,000 (10)
(iii) Sole power to dispose or direct the disposition of:	43,210	44,230	89,596
(iv) Shared power to dispose or direct the disposition of:	164,000 (3)	173,100 (6)	335,000 (10)

(1)            Includes: (i) 45,888 shares allocated to Mr. Meekins as a participant in the Company’s ESOP, with respect to which Mr. Meekins can direct the voting of such shares (“Allocated ESOP Shares”), (ii) 159,500 shares jointly owned by Mr. Meekins and his wife (“Joint Shares”) and (iii) 4,500 shares held by the ESOP, for which Mr. Meekins is a co-trustee, which as of such date were not allocated to the accounts of participants (“Unallocated ESOP Shares”).

(2)            Includes 45,888 Allocated ESOP Shares.

(3)            Includes 159,500 Joint Shares and 4,500 Unallocated ESOP Shares.

(4)            Includes: (i) 46,111 Allocated ESOP Shares, (ii) 159,500 Joint Shares and (iii) 13,600 Unallocated ESOP Shares.

(5)            Includes 46,111 Allocated ESOP Shares.

(6)            Includes 159,500 Joint Shares and 13,600 Unallocated ESOP Shares.

(7)            All amounts in this column reflect 2-for-1 stock split paid on December 30, 2004 to shareholders of record as of December 15, 2004.

(8)            Includes: (i) 94,606 Allocated ESOP Shares, (ii) 319,000 Joint Shares and (iii) 16,000 Unallocated ESOP Shares.

(9)            Includes 94,606 Allocated ESOP Shares.

(10)          Includes 319,000 Joint Shares and 16,000 Unallocated ESOP Shares.

Item 5.           Ownership of Five Percent or Less of a Class

                        Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

                        Not Applicable

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding company or Control Person.

                        Not Applicable

Item 8.            Identification and Classification of Members of the Group

                        Not Applicable

Item 9.            Notice of Dissolution of Group

                        Not Applicable

Item 10.          Certification

                        Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                2-11-05

                                                                                    Date

                                                                                                  /s/

                                                                                    Melvin E. Meekins, Jr.